UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

PROTECTIVE INSURANCE CORPORATION

(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

74368L104

(CUSIP Number)

Richard A. Denmon, Esq.

Carlton Fields, P.A.

Corporate Center Three

4221 W. Boy Scout Boulevard

Tampa, Florida 33607

Phone: (813) 223-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74368L104	Page 2 of 22 pages

1		NAME OF REPORTING PERSON Vincent J. Dowling, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 136,817(1)
	8	SHARED VOTING POWER 31,144(1)
	9	SOLE DISPOSITIVE POWER 136,817(1)
	10	SHARED DISPOSITIVE POWER 31,144(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,961(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.45%(1)(2)(3)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Does not include beneficial ownership of the Issuer’s Class B Common Stock, no par value (“Class B Stock”), held by Vincent J. Dowling, Jr. because such shares are non-voting securities which do not constitute “equity securities” under Rule 13d-1(i) promulgated under the Securities Exchange Act of 1934 (“Exchange Act”) and are not subject to the reporting requirements of Rule 13d-1(a).

(2) Includes 26,094 shares of the Issuer’s Class A common stock, no par value per share (“Class A Common Stock”), held by IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account over which the reporting person has shared voting and dispositive control and 5,050 shares of Class A Common Stock held by Protective Partners, LLC over which the reporting person has shared voting and dispositive control.

(3) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 3 of 22 pages

1		NAME OF REPORTING PERSON IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,094(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,094(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,094(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.00%(1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) Does not include shares of Class B Stock owned by IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 4 of 22 pages

1		NAME OF REPORTING PERSON Vincent J. Dowling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)(3)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes 487 shares of Class A Common Stock held by IRA FBO Vincent J. Dowling Roth Conversion Account over which the reporting person has shared voting and dispositive control.

(2) The reporting person owns less than 1% of the outstanding Class A Stock.

(3) The percentage is based on 2,603,350 shares of the Issuer’s Class A Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 5 of 22 pages

1		NAME OF REPORTING PERSON IRA FBO Vincent J. Dowling Roth Conversion Account
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person owns less than 1% of the outstanding Class A Stock.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 6 of 22 pages

1		NAME OF REPORTING PERSON Dowling Capital Partners V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. Dowling Capital Partners V, LLC only beneficially owns shares of Class B Stock, which shares are non-voting securities.

SCHEDULE 13D

CUSIP No. 74368L104	Page 7 of 22 pages

1		NAME OF REPORTING PERSON Vincent J. Dowling, Jr. Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. Vincent J. Dowling, Jr. Family Trust only beneficially owns shares of Class B Stock which are non-voting securities.

SCHEDULE 13D

CUSIP No. 74368L104	Page 8 of 22 pages

1		NAME OF REPORTING PERSON Dowling & Partners Securities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. Dowling & Partners Securities, LLC only beneficially owns shares of Class B Stock which are non-voting securities.

SCHEDULE 13D

CUSIP No. 74368L104	Page 9 of 22 pages

1		NAME OF REPORTING PERSON Protective Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,050
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,050
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,050
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person owns less than 1% of the outstanding Class A Stock.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 10 of 22 pages

1		NAME OF REPORTING PERSON David P. Delaney, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,050(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,050(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,050(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes 5,050 shares of Class A Common Stock held by Protective Investment Partners, LLC over which the reporting person has shared voting and dispositive control. Does not include shares of Class B Stock owned by David P. Delaney, Jr. because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 11 of 22 pages

1		NAME OF REPORTING PERSON Lancer Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON IC

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. The reporting person was a party to the Contingent Sale Agreement (defined in Item 4 below) and was included in this joint filing with the other reporting persons because they may have been deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange Act. However, the reporting person is not a party to the Restated Contingent Sale Agreement (defined in item 4 below) and is making this filing to report that it is no longer a reporting person.

SCHEDULE 13D

CUSIP No. 74368L104	Page 12 of 22 pages

1		NAME OF REPORTING PERSON Protective Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,050
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,050
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,050
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person owns less than 1% of the outstanding Class A Stock.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2020 (“Original Schedule 13D”), as amended by Amendment No. 1 filed on April 1, 2020 (“Amendment No. 1”), and by Amendment No. 2 filed on April 23, 2020 (“Amendment No. 2”), by and on behalf of each of the Reporting Persons (as defined below), to the extent specifically set forth below. This Amendment No. 3, together with the Original Schedule 13D, Amendment No.1 and Amendment No. 2, shall be referred to collectively as the “Schedule 13D”. Except as otherwise indicated, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented as follows:

(a)       This Amendment No. 3 is being filed jointly by Vincent J. Dowling, Jr., IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account, Dowling Capital Partners V, LLC, Vincent J. Dowling, Jr. Family Trust, Dowling & Partners Securities, LLC, Vincent J. Dowling (“Senior”), IRA FBO Vincent J. Dowling Roth Conversion Account, Protective Partners, LLC (“Protective Partners”), David P. Delaney, Jr. (“Delaney”), Lancer Insurance Company (“Lancer”), and Protective Investment Partners, LLC (“Protective Investment”) (individually, a “Reporting Person” and, collectively, the “Reporting Persons”).

For purposes of this Schedule 13D, the following Reporting Persons are referred to collectively as the “Dowling Related Investors”: Vincent J. Dowling, Jr., IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account, Dowling Capital Partners V, LLC, Vincent J. Dowling, Jr. Family Trust, Dowling & Partners Securities, LLC, and IRA FBO Vincent J. Dowling Roth Conversion Account.

As described below in Item 4 below, Lancer will no longer be a party to the proposed transactions described herein and, as a result, is filing this Schedule 13D to provide notice of its withdrawal as a Reporting Person hereunder and that it will not have any further filing obligations under Rule 13d-2(c).

Item 3. Source and Amount of Funds or other Considerations.

Item 3 is hereby amended and supplemented as follows:

The aggregate purchase price for the additional shares of Class A Common Stock acquired by Protective Partners covered by this Amendment No. 3, as reflected in Item 5 below, was $90,420.65, which was funded by Protective Partners from its funds on hand. The aggregate purchase price for the additional shares of Class A Common Stock acquired by Protective Investment covered by this Amendment No. 3, as reflected in Item 5 below, was $90,420.65, which was funded by Protective Investment from its funds on hand.

With respect to the Restated Contingent Sale Agreement (defined below), no payment has yet been made to the holders of the shares of Class A Common Stock in connection with the execution and delivery thereof. To the extent that shares of Class A Common Stock are purchased pursuant to the Restated Contingent Sale Agreement, the purchase price thereunder will be paid from the funds on hand of the Offering Parties (as defined below). Following the purchase of Class A Common Stock pursuant to the Restated Contingent Sale Agreement, it is anticipated that the total amount of Class A Common Stock held in the aggregate by the Reporting Persons would be split so that 51% would be held by Protective Partners and the Dowling Related Investors and 49% would be held by Protective Investment and Delaney.

13 of 22

Item 4. Purpose of Transaction

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Contingent Sale Agreement

On April 22, 2020, Protective Partners, Lancer, and Protective Investment (the “Prior Offering Parties”) entered into a Stockholder Support and Contingent Sale Agreement (“Prior Agreement”) with certain holders of approximately 35.3% of the outstanding Class A Common Stock of the Issuer identified in Amendment 2 (the “Selling Stockholders”) pursuant to which the Prior Offering Parties, upon satisfaction of certain conditions, would purchase all of the Selling Stockholder’s Class A Common Stock (“Selling Stockholders Stock”) pursuant to either (a) an offer to all holders of Class A Common Stock of the Issuer made by the Prior Offering Parties in accordance with Regulation 14D promulgated under the Exchange Act to purchase all outstanding Class A Common Stock of the Issuer (the “Offer”), or (b) if the conditions to commence an Offer were not satisfied, a private sale to the Prior Offering Parties only (the “Alternative Sale”).

The requirement that the Prior Offering Parties commence an Offer was subject to the satisfaction or waiver of a number of conditions (the “Offering Conditions”), including, among others, that the Issuer shall not have made or expressed its intention to make, adopt or implement any rights offering, poison pill, staggered board, super-majority voting requirement, stock repurchase right or obligation, golden parachute, change of control provision or payment, or similar anti-takeover measure (“Anti-Takeover Measures”). Following the execution of the Prior Agreement, the Issuer adopted several Bylaw amendments that constituted Anti-Takeover Measures. Nevertheless, following the execution of the Prior Agreement, the Prior Offering Parties contacted the Issuer in an effort to engage in the negotiation of mutually agreeable terms that would satisfy certain of the other Offering Conditions in the Prior Agreement. The Prior Offering Parties then engaged in a series of discussions with representatives of the special committee of the board of directors of the Issuer (“Special Committee”) that was established by the Issuer in connection with the proposed Offer. In the course of these discussions, and in addition to the Anti-Takeover Measures that were adopted by the Issuer, as referenced above, the Special Committee sought to impose a number of additional conditions on the Offer. On June 8, 2020, the Prior Offering Parties informed the Special Committee that the Prior Offering Parties found these conditions to be unreasonable and unacceptable.

On June 12, 2020, the Issuer issued a press release indicating that the Issuer had determined that the proposed Offer was not in the best interest of the Issuer. Accordingly, for these reasons and others, the Prior Offering Parties have concluded that the proposed Offer would not occur as contemplated pursuant to the Prior Agreement.

Amended and Restated Contingent Sale Agreement

As a result of the actions taken by the Issuer and the unsuccessful attempts to negotiate an amicable agreement with respect to the Prior Offering Parties’ proposed investment pursuant to the Prior Agreement, Protective Partners and Protective Investment (the “Offering Parties”) and the Selling Stockholders entered into an Amended and Restated Stockholder Support and Contingent Sale Agreement, dated as of August 17, 2020 (“Restated Contingent Sale Agreement”), which amends, restates, supersedes and replaces, the Prior Agreement. In negotiating the Restated Contingent Sale Agreement, the parties agreed that Lancer would no longer be a party to the proposed transactions and therefore it is not a party to the Restated Contingent Sale Agreement. Lancer has provided its consent to the Restated Contingent Sale Agreement whereby it has been removed as a party thereto.

The Restated Contingent Sale Agreement continues to provide that the Offering Parties, upon satisfaction of certain revised conditions, would purchase all of the Selling Stockholders Stock pursuant to either (a) an Offer (except that in contrast with the Prior Agreement the Offer may, with the consent of the Offering Parties and a majority of the shares of Class A Common Stock held by all Selling Stockholders in the aggregate, be for less than all of the outstanding Class A Common Stock of the Issuer), or (b) if the revised conditions to commence an Offer are not satisfied, an Alternative Sale, which would occur at the option of the Offering Parties.

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Subject to the satisfaction of certain revised conditions, as further described below, the purchase price for the Class A Common Stock made pursuant to the Offer would be at a price per share equal to $18.30 (subject to adjustment for stock splits, stock dividends and similar events)(the “Offer Price”). Subject to the terms of the Restated Contingent Sale Agreement, the Selling Stockholders have agreed to tender into any such Offer and not withdraw all Selling Stockholders Stock (which shall be all of the shares of Class A Common Stock held by the Selling Stockholders). As was the case in the Prior Agreement, if the Offer is commenced, the Offer will not be conditioned on any threshold percentage of the Class A Common Stock being tendered in the Offer in order for the Offer to be closed. However, the obligation of the Offering Parties to accept for payment any shares of Class A Common Stock that are validly tendered pursuant to the Offer, and not withdrawn, will continue to be subject to such conditions as are determined by the Offering Parties in their discretion, including the requirement that all shares of Class A Common Stock beneficially owned by the Selling Stockholders be properly tendered and not withdrawn pursuant to the Offer and certain other conditions that are common and customary in transactions such as the Offer. The Offering Parties will not be obligated to accept any shares of Class A Common Stock for payment pursuant to the Offering unless such conditions are satisfied or waived.

The obligation of the Offering Parties to commence the Offer is subject to the satisfaction or waiver of a number of revised conditions (collectively, the “Revised Offer Conditions”) on or prior to the date that is 60 days prior to the Outside Date (as defined below), including, without limitation, the following: (a) the Issuer shall have taken all corporate actions needed to render the Indiana Business Combination Act (“BCA”) and the Control Share Acquisition Act (“CSA”), as well as any purported Rights (defined below), inapplicable to the transactions contemplated by the Restated Contingent Sale Agreement such that the shares of Class A Common Stock acquired by the Offering Parties (including those held prior to, and those acquired pursuant to, the Offer) continue to represent voting stock of the Issuer without any limitation of voting rights under the CSA, no limitation on any future business combinations involving any of the Offering Parties are imposed under the BCA, and no dissenters’ rights or similar rights are triggered under such statutes in connection with the Rights; (b) there shall not have occurred a material adverse effect with respect to the Issuer or any Selling Stockholder; (c) no additional shares of Class A Common Stock or any other voting equity interests shall have been issued or committed to be issued by the Issuer; (d) neither the Issuer, the Class B Common Stock holders nor the holders of any other equity interests in the Issuer shall have any right to exercise any Rights in connection with, or to approve a tender offer with respect to, the equity securities of the Issuer, including the Offer, an Alternative Sale, or any other transaction by and between any of the Offering Parties or any of their Affiliates, on the one hand, and the Selling Stockholders or the Issuer, on the other hand, relating to the purchase or sale of any of equity interests of the Issuer held by any of the Offering Parties or any of their Affiliates; (e) there is no legal requirement that any shares of Class B Common Stock or any other equity securities of the Issuer (other than the Class A Common Stock) be purchased in connection with the transactions contemplated by the Restated Contingent Sale Agreement; (f) no action, proceeding, or suit shall have been brought seeking to prohibit, enjoin, limit or modify the Offer or any of the other transactions contemplated by the Restated Contingent Sale Agreement; (g) the Issuer shall not have made or expressed its intention to make, adopt or implement, whether by amendment to its Bylaws, articles of incorporation, action of its board of directors or otherwise, any Anti-Takeover Measures; (h) the Issuer shall not have restated any of its financial statements or other information included in its periodic filings with the Commission and shall not be subject to any material proceeding, suit, audit, investigation, or other action (other than those, if any, generally known to the public as of the date of the Restated Contingent Sale Agreement); (i) prior to the commencement of the Offer, the Issuer shall not have engaged in any merger, consolidation, sale of all or substantially all of its stock or assets or other change in control transaction, and the Class A Common Stock shall have been and shall be publicly traded on the NASDAQ Global Market: (j) the average closing market price of the Class A Common Stock for the three days prior to the commencement of the Offer shall not be lower than the Offer Price; (k) the book value per share of the Class A Common Stock, as determined by the Offering Parties, shall be at least $21.53; (l) the Issuer shall not have taken, or announced any plan or intention of taking, any action (including the payment of dividends that exceed the type and amount of dividends paid by the Issuer in the ordinary course of business prior to the date of the Restated Contingent Sale Agreement) that would, prior to the Offer commencement date or during the pendency or upon or following the closing of the Offer, have the effect of reducing the book value per share of the Issuer; (m) the Offering Parties shall have completed their due diligence review and the results of such review shall have been satisfactory to the Offering Parties within the time frames set forth in the Restated Contingent Sale Agreement; (n) the Issuer shall have consented to the Offer and filed with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer containing the recommendation of the Issuer that the holders of the Class A Common Stock accept the Offer and tender their shares to the Offering Parties pursuant to the Offer (or, if the board of directors of the Issuer consents to and approves the Offer but declines to make a positive recommendation to the shareholders of the Issuer, then having the board of directors remain neutral with respect to the Offer); (o) the Issuer shall have agreed to appoint a designee of Vincent J. Dowling, Jr., as a member of the Issuer’s board of directors concurrently with and conditioned upon the closing of the Offer, provided that such appointment is not in violation of applicable law; and (p) those other conditions set forth in the Restated Contingent Sale Agreement.

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For purposes of the Restated Contingent Sale Agreement, “Rights” means, with respect to the securities and other interests of and in the Issuer (including with respect to any such securities and interests as they are held by the Selling Stockholders and as they would be held by the Offering Parties following the acquisition thereof): (a) the purported right of the Issuer to redeem securities pursuant to Article 8 of the Bylaws, (b) any other rights or obligations of the Issuer or any person or entity to redeem or repurchase any securities of the Issuer, or to have such securities redeemed or repurchased, and (c) any elimination, reduction or diminution of the economic or voting rights of any class or series of securities of the Issuer as they exist as of the date of this Agreement (including by dilution, through the authorization or issuance of any new securities (including preferred stock, convertible debt or similar securities or interests)), through the reclassification of existing securities, through a recapitalization, through the grant of voting, approval or other rights to existing or newly-issued securities or the elimination or reduction of the voting rights of the existing Class A Common Stock with respect to any matter, through changes to the relative rights of the Class A Common Stock and Class B Common Stock, or otherwise.

If the closing of the Offer does not occur prior to September 30, 2022, as may be extended to comply with applicable requirements under Rule 14d-1 or as otherwise provided in the Restated Contingent Sale Agreement (the “Outside Date”), due to the non-satisfaction of any Revised Offer Conditions or such other reasons specified in the Restated Contingent Sale Agreement (including, without limitation, those actions permitted to be taken by the Selling Stockholders pursuant to a Subsequent Acquisition (defined below)); then, subject to the satisfaction of certain conditions and at the discretionary election of the Offering Parties, each of the Selling Stockholders will be required to sell the shares of Class A Common Stock held by such Selling Stockholders at a price equal to $14.50 per share (subject to adjustments for stock splits, stock dividends, and similar events).

The Selling Stockholders have agreed that during the term of the Restated Contingent Sale Agreement none of them will, directly or indirectly (“Acquisition Proposal and Stock Sale Restrictions”): (a) solicit, initiate or otherwise engage in any negotiations, discussions or other communications with any other person relating to any Acquisition Proposal (as defined in the Restated Contingent Sale Agreement) or consummate any Acquisition Proposal, (b) provide or furnish any information or documentation with respect to the Issuer or any Selling Stockholder to any third party regarding any Acquisition Proposal, (c) enter into any negotiation of any agreement with any other person in respect of any Acquisition Proposal, (d) sell, assign, transfer (including by operation of law), receive value on account of, lien, pledge, dispose of or otherwise encumber any of the Selling Stockholders Stock, or agree to any of the foregoing, (e) deposit any of the Selling Stockholders Stock into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto, (f) enter into any agreement or other arrangement with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of the Selling Stockholders Stock or with respect to any Acquisition Proposal, or (g) take any action that would have the effect of preventing or disabling any Selling Stockholder from performing its obligations under the Restated Contingent Sale Agreement.

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Notwithstanding the Acquisition Proposal and Stock Sale Restrictions, if the Issuer or a third party presents the Selling Stockholders with an arm’s-length Acquisition Proposal made by a third party not affiliated with the Issuer or any of the Selling Stockholders and the Selling Stockholders believe in good faith that it would be beneficial to their interests and to the interests of the other equity owners of the Issuer for the Selling Stockholders to engage in any of the prohibited Acquisition Proposal and Stock Sale Restrictions with respect to a specific Acquisition Proposal, the Restated Contingent Sale Agreement permits the Selling Stockholders to take such actions so long as they (a) provide prior notice to the Offering Parties of taking such action (and upon receipt thereof, the Offering Parties shall no longer be required to commence an Offer) (“Transaction Notice”) and reimburse the Offering Parties for 50% of their incurred expenses as set forth in the Restated Contingent Sale Agreement (“Reimbursement”), and (b) in the event that a transaction involving the Company that constitutes, or that arises out of or is in connection with, an Acquisition Proposal, is consummated (a “Substitute Acquisition”), the Selling Stockholders shall make the following payments of fees to the Offering Parties as it relates to their shares of Class A Common Stock (“Terminating Fee”): (i) to the extent that the Gross Proceeds per share of Class A Common Stock received by the Selling Stockholders are $14.50 or less, no fee will be due to the Offering Parties; (ii) if such Gross Proceeds exceed $14.50 per share of Class A Common Stock, the Offering Parties will receive a fee equal to the amount of such excess, until such Gross Proceeds per share reach $19.50 (representing a payment, at $19.50 per share, of $5.00 per share of Class A Common Stock), (iii) no additional fee will be payable to the Offering Parties to the extent such Gross Proceeds exceed $19.50 per share but are less than $24.50 per share; and (iv) to the extent that the Gross Proceeds exceed $24.50 per share, the Selling Stockholders will pay the Offering Parties a fee equal to half of such excess.. As a result, under these arrangements the Gross Proceeds, net of fees payable to the Offering Parties, received by the Selling Stockholders in any Substitute Acquisition would be the first $14.50 per share, any amounts in excess of $19.50 up to $24.50 per share, and then 50% of any amounts in excess of $24.50 per share.

In the event that a Substitute Acquisition is consummated, the Selling Stockholders’ obligation to sell the Selling Stockholders Stock to the Offering Parties pursuant to an Alternative Sale shall be cancelled and terminated so long as the Selling Stockholders timely pay both the Reimbursement and the Termination Fee to the Offering Parties. If a Substitute Acquisition for which a Transaction Notice was given is not closed, negotiations with respect thereto cease, or is otherwise terminated (“Substitute Acquisition Termination”), then the Offering Parties shall be notified thereof and the obligations of the parties under the Restated Contingent Sale Agreement will continue in effect (including the right of the Offering Parties to purchase, and the Selling Stockholders’ obligations to sell, the Selling Stockholders Stock in an Alternative Sale), except that the time period for the Offering Parties to give notice of an Alternative Sale shall be extended by one day for each day elapsed between the date of delivery to the Offering Parties of the Transaction Notice and the date of the Substitute Acquisition Termination.

The Restated Contingent Sale Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. The Restated Contingent Sale Agreement may be terminated (i) by the mutual agreement of the Offering Parties and the Selling Stockholders, (ii) by the Offering Parties if (A) the Selling Stockholders breach or fail to perform their agreements or obligations under the Restated Contingent Sale Agreement and such breach or failure remains uncured after 30 days, (B) if the Issuer has taken any action, or if the Issuer indicates or notifies any party that the Issuer will or will not take or cause to be taken, any action to cause any of the Revised Offer Conditions to not be satisfied, or if the Issuer suffers any development that would, as of the date of such development, cause any of the Revised Offer Conditions not to be fulfilled, (C) if the closing of an Alternative Sale has not been consummated by 30 days following the Outside Date, (iii) by the Selling Stockholders if (A) the Offering Parties breach or fail to perform their agreements or obligations under the Restated Contingent Sale Agreement and such breach or failure remains uncured after 30 days, or (B) subject to certain restrictions as set forth in the Restated Contingent Sale Agreement, if an Alternative Closing shall not have been consummated within the later of (I) 30 days following the Outside Date, or (II) 90 days following notice of a Substitute Acquisition Termination, and (iv) by any party if any legal order or ruling is taken which prohibits the transactions contemplated by the Restated Contingent Sale Agreement.

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Although there is no intention that the transactions contemplated by the Restated Contingent Sale Agreement shall result in the Class A Common Stock (a) ceasing to be authorized to be quoted on the Nasdaq Stock Market, or (b) becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, in the event that the Offer is consummated and sufficient stockholders of the Issuer tender their shares of Class A Common Stock, it is possible that one or both of such events may occur.

The Reporting Persons will continue to independently evaluate and possibly acquire from time to time, in a manner consistent with applicable securities laws, additional shares of Class A Common Stock through other private purchases or in open market transactions. In addition, each of the Reporting Persons have also acquired shares of Class B Common Stock and may explore and possibly acquire additional shares of Class B Common Stock through private purchases or in open market transactions. Further, the Reporting Person may seek to identify potential opportunities for the Issuer to expand its business, including potential affiliated or unaffiliated acquisition targets, as well as the potential of a transaction with an affiliate of one of the Reporting Persons. However, depending on market conditions and other factors that each of the Reporting Persons may deem material to their decision, there can be no assurance that any of the Reporting Persons will engage in such acquisitions and that any potential acquisition targets will be identified or presented to the Issuer for its consideration.

Each of the Reporting Persons will continue to analyze and evaluate their investment in the Issuer and reserve the right to change their plans and intentions at any time with respect to any of the foregoing. Although there is no contract, arrangement, understanding, or relationship between the Dowling Junior Entities, the Dowling Senior Entities, the Offering Parties, or Delaney relating to the voting or disposition of the reported securities, the Dowling Junior Entities, the Dowling Senior Entities, the Offering Parties, and Delaney may from time to time coordinate their purchase or disposition of the Class A Common Stock and/or the Class B Common Stock. However, each Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Class A Common Stock other than the Class A Common Stock owned of record by such Reporting Person or in which such Reporting Person does not have a pecuniary interest.

Except as otherwise provided in the Schedule 13D (as amended and supplemented), none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or the management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

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Item 5. Interest in Securities of Issuer

Item 5 is hereby amended and supplemented as follows:

(a)       Except for purchases described in 5(c) below, the Reporting Persons have not effected any transactions in the Class A Common Stock subsequent to the filing of Amendment No. 2. The Reporting Persons own, in the aggregate, 173,498 shares of Class A Common Stock, representing approximately 6.66% of the shares of Class A Common Stock which were outstanding on March 31, 2020 (as represented by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020). Vincent J. Dowling, Jr. is the beneficial owner of 167,961 shares of Class A Common Stock, representing approximately 6.45% of the shares of Class A Common Stock which were outstanding on March 31, 2020 (as represented by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020). Mr. Dowling is the beneficial owner of 136,817 shares of Class A Common Stock, representing approximately 4.98% of the shares of Class A Common Stock which were outstanding on March 31, 2020 (as represented by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020). Mr. Dowling also is the controlling person of the IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account which is the holder of record of 26,094 shares of Class A Common Stock, representing approximately 1.00% of the shares of Class A Common Stock which were outstanding on March 31, 2020 (as represented by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020). Mr. Dowling also is the controlling person of Protective Partners which is the holder of record of 5,050 shares of Class A Common Stock, representing less than 1.00% of the shares of Class A Common Stock which were outstanding on March 31, 2020 (as represented by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020).

David P. Delaney, Jr. is the controlling person of Protective Investment which is the holder of record of 5,050 shares of Class A Common Stock, representing less than 1.00% of the shares of Class A Common Stock which were outstanding on March 31, 2020 (as represented by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020). Lancer does not own any shares of Class A Common Stock. The Offering Parties are parties to the Contingent Sale Agreement and Delaney directly or indirectly controls two of the Offering Parties, and each are included in this joint filing with the other Reporting Persons because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange.

(b)       Vincent J. Dowling, Jr. has the sole voting and dispositive power over 136,817 shares of Class A Common Stock beneficially owned by him. Vincent J. Dowling, Jr. and IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account have the shared voting and dispositive power over 26,094 shares of Class A Common Stock held by such Reporting Persons. Vincent J. Dowling, Jr. and Protective Partners have the shared voting and dispositive power over 5,050 shares of Class A Common Stock held by such Reporting Persons. David P. Delaney, Jr. and Protective Investment have the shared voting and dispositive power over 5,050 shares of Class A Common Stock held by such Reporting Persons.

(c)        There have been no transactions in the Class A Common Stock by the Reporting Persons during the past sixty days.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

See “Item 4. Purpose of the Transaction” for a summary description of the Restated Contingent Sale Agreement, which description is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference to this Item 6.

Other than described in this Amendment No. 3 (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Amended and Restated Stockholder Support and Contingent Sale Agreement dated August 17, 2020, among certain of the Reporting Persons and certain stockholders of the Issuer.

99.2	Consent of Lancer Insurance Company, dated August 17, 2020, to Amendment and Restatement of Stockholder Support and Contingent Sale Agreement, dated April 22, 2020.

[Signatures on Next Page]

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 17, 2020	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr.

Dated:	August 17, 2020	/s/ Vincent J. Dowling
Vincent J. Dowling

Dated:	August 17, 2020	/s/ David P. Delaney, Jr.
David P. Delaney, Jr.

IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account

Dated:	August 17, 2020	By:	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr.
Administrator and Beneficial Owner

IRA FBO Vincent J. Dowling Roth Conversion

Dated:	August 17, 2020	By:	/s/ Vincent J. Dowling
Vincent J. Dowling
Administrator and Beneficial Owner

Dowling Capital Partners V, LLC

Dated:	August 17, 2020	By:	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr., Manager

Vincent J. Dowling, Jr. Family Trust

Dated:	August 17, 2020	By:	/s/ Vincent J. Dowling
Vincent J. Dowling, Trustee

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Dowling & Partners Securities, LLC

Dated:	August 17, 2020	By:	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr., Manager

Protective Partners, LLC

Dated:	August 17, 2020	By:	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr.
Managing Member

Lancer Insurance Company

Dated:	August 17, 2020	By:	/s/ David P. Delaney, Jr.
David P. Delaney, Jr.
Chief Executive Officer

Protective Investment Partners, LLC

Dated:	August 17, 2020	By:	/s/ David P. Delaney, Jr.
David P. Delaney, Jr., Manager

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